Exhibit 4(k)

PROTECTIVE LIFE INSURANCE COMPANY	P. O. BOX 2606	BIRMINGHAM, ALABAMA	35202-2606

ENDORSEMENT TO SALES CHARGE PROVISION

This endorsement amends the Contract to which it is attached as of its Effective Date:

The “Sales Charge” provision in the section entitled “SALES CHARGE” is deleted in its entirety and replaced by the provision below:

Sales Charge - On the date we accept a Purchase Payment, we will deduct a sales charge, and any applicable premium taxes, before applying the Net Purchase Payment to the Allocation Options you selected. The sales charge is determined by multiplying the amount of the Purchase Payment by the applicable sales charge percentage from the table on your Schedule. The sales charge percentage is determined based on the sum of :

(1)           the current Purchase Payment accepted; plus

(2)                                  the current Contract Value.

All other provisions of your Contract not contrary to the terms of this endorsement remain in full force and effect.

PROTECTIVE LIFE INSURANCE COMPANY

/s/ Deborah J. Long
Secretary